Filed Pursuant To Rule 433
Registration No. 333-167132
October 27, 2010
T. Anderson of SSGA interview with Ron DeLegge on the Index Investing Show broadcast 10/10/10
RON: Well, despite stubbornly low interest rates, how can you generate more income on your investments? And with the U.S. economy still in a funk, ways to capitalize on faster growing overseas markets. Today we’re pleased to have with us Tom Anderson. He’s Global Head of ETF Strategy & Research at State Street Global Advisors. Now, they offer a lineup of 93 exchange traded funds known as the SPDRS—that’s S-P-D-R-S. They cover a broad spectrum of asset classes from specific industry sectors all the way to international stocks and bonds and even gold. Tom, welcome to the Index Investing Show. Great to have you with us.
TOM ANDERSON: Thank you, Ron.
RON: More investors and financial advisors are beginning to incorporate gold into their investment portfolios, and with around $50 billion in assets, the SPDR Gold shares, ticker symbol GLD, seems to be the vehicle of choice. What are some advantages, Tom, of gold ETFs versus buying physical gold?
TOM ANDERSON: Sure, Ron. Well, certainly, yeah, so for this year and actually in 2009 as well, gold has been a big focus for investors and the SPDR Gold shares or GLD has certainly been one of their favorite ways to participate. GLD was launched in 2004 as the first gold ETF in the U.S., and really in many ways it’s very similar to owning gold directly. Every share of GLD is fully backed by physical gold bullion, so you’re getting an investment that literally tracks the spot price of gold. But really like most ETFs, GLD adds most of the nice benefits of ETFs. It’s highly liquid. GLD is the most liquid gold ETF in the world. It’s convenient to trade in, it’s a low-cost and really more convenient and simple way to own gold as opposed to buying your own bars or coins and having to figure out how to store those.
RON: Yeah. And plus, you don’t you have to pay for insurance either.
TOM ANDERSON: That’s correct.
RON: Decoupling is an economy theory that argues emerging market countries like China, and Brazil, and others can still produce good financial results even if countries in developed markets, like here in the U.S., have no growth or have slow growth. So, on a year-to-date basis we’ve seen excellent returns from the SPDR S&P Emerging Markets ETF, that’s ticker symbol GMM, outpacing U.S. stocks and European stocks. So I’ve got to ask you, do you buy into this decoupling argument? What do you think about that?
TOM ANDERSON: Well, certainly from a performance standpoint you have to buy into the decoupling argument. As you said, performance in emerging market stocks has been significantly better. And, anecdotally, what we hear from investors, from institutional investors is there’s a lot of interest in emerging markets—the fundamentals area a lot better, the economics of the underlying countries are more solid—and we’re actually seeing a lot of interest in investors figuring out how to—they’re really trying to avoid Europe and the developed markets and add to their emerging market holdings. And, in fact, the ETF that I think we’ve seen a lot of interest in is actually—the ticker is EWX, and it’s the SPDER S&P Emerging Markets Small Cap ETF. And one thing we’ve really been seeing investors trying to do is they want to participate in those local economies in the emerging markets. Most of the big emerging market ETFs and indexes, they really track the big multinational exporters—the energy companies, the financial services companies. And the emerging market small caps really give you a way to participate in the local economy, get exposure to industrial, technology and the consumer discretionary and retail names in those economies.

RON: And what’s really good about the emerging market countries, too, is they don’t have those huge scary deficits like the developed countries—and plus, too, one of the other overlooked benefits of emerging market is you’re getting currency diversification.
TOM ANDERSON: Absolutely. And most investors are expecting the emerging market currencies to appreciate relative to the dollar, which is a benefit.
RON: Tom Anderson, Global Head ETF Strategy & Research at State Street Global joins us today. This is the Index Investing Show. Now, we should never underestimate the power of dividends, and I think that point was made by State Street in a recent report showing how dividend income has contributed to more than one-third of the total equity returns of the S&P 500 Index from 1926 to 2009. So even if stocks have a rough stretch like they’ve had over the past ten years, dividends can help to offset some of that. Talk about that.
TOM ANDERSON: You’re right, Ron. Dividends really are powerful in a portfolio, but the role dividends have played has really varied over the years. So historically it’s about a third of the total return but it’s really moved around. In the ‘40s and in the 1970s, dividends were about 50 percent of the return, and then in the 1990s it was really all about capital appreciation. Dividends were only about 15 percent. What we’re sensing and what we’re seeing from investors is that we’ve entered a period where investors are much more dividend focused and looking for dividend oriented strategy. I think that’s for a couple of reasons: One, I think that they are very cautious about the stock market and they’re looking for a more conservative way to get exposure. They want to get paid, essentially, while they wait. And they’re also—I think many investors have bought into this idea of a lower return environment going forward and they realize that capital appreciation is going to be less of it and they need to find ways to get yield in their portfolios, particularly through dividends.
So dividend ETFS have been one of the biggest and fastest growing categories so far in 2010. The SPDR S&P Dividend ETF, the ticker is SDY, has been a big beneficiary of that. And if you think about SDY, here you have a portfolio of dividend oriented stocks. Every stock in that portfolio—there’s 50 of them—has paid increasing dividends for 25 consecutive years, and the dividend yield on those stocks is currently higher than you get from the 10-year treasury bond. So that’s why we think investors are finding it very interesting.
RON: Very impressive. If you’re just joining us, this is the Index Investing Show. Ron@IndexShow.com is the email address. 877-808-6116. We’re pleased to have with us Tom Anderson of State Street Global Advisors—manage currently just over $200 billion in ETF assets here in the U.S., 93 different exchange traded funds, covering a broad spectrum of asset classes from specific industry sectors to international stocks, bonds and even gold.

Now, another investment idea for generating more dividend income is preferred stocks. How are preferred stocks different from regular shares?
TOM ANDERSON: Well, there is a difference. Preferred stocks are very much what we call a hybrid security. Like convertible bonds in a way, they blend some of the attributes of equities as well as the attributes of bonds. So, for instance, preferred stocks, they’re going to pay a much higher yield or dividend than traditional and common stocks but you don’t get some of the rights that you get with common stocks. You don’t have voting rights, for instance. With preferred stocks, the dividend is generally the primary source of return from the investment. So really in a lot of ways they’re a little bit bond, a little bit stock. So this has, just like with dividend oriented stocks, though, it has been a big category for investors. There are a lot of investors who are trying to add yield to their portfolios, whether it’s for retirement income purposes or what I talked about earlier, that concept of getting paid while you wait. The SPDR family—we have a preferred stock ETF, the ticker is TSK, and what you get with that ETF, TSK, is a portfolio of 160 preferred stocks. And those stocks are currently yielding about 6 percent. So very appealing yield relative to what you see in the bond market today.
RON: One last question. We’ve got about another minute, Tom. Long-term government bonds have enjoyed a very nice run up, as you know. And I’m not saying the run won’t continue but people that have been riding this wave or any others like them should probably look at rebalancing their portfolios. Any quick thoughts on that?
TOM ANDERSON: Sure. I mean, long-term treasuries have been the way to go this year with the way that yields have come down. Actually, what we’ve seen, though, is a lot of investors are trying to take duration or maturity out of their portfolios in fear of future rising rates or also because treasury yields are so low, they’re looking for higher yields. So really what that has caused investors to turn to are corporate bonds, particularly shorter-term corporate bonds. The SPDR ETF that gives you that exposure is SCPB, or the SPDR Barclays Capital Short-Term Bond ETF. So it’s a way to get corporate bond yields which pay more than comparable treasuries with a short duration in a portfolio.
RON: Those are some great ideas. Tom, I want to thank you for joining us. We’re going to have to leave it there. Keep up the good work and we hope to catch up with you soon.
TOM ANDERSON: Thank you, Ron.
RON: Again, that was Tom Anderson of State Street Global Advisors. Their website, SPDRS.com. Do check it out. Time for us to take a quick break.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.